Exhibit 99.1

News Release

Stantec 2016 Annual Meeting of Shareholders Results

EDMONTON, AB; NEW YORK, NY (May 13, 2016) TSX, NYSE:STN

Stantec Inc. (“Stantec” or the “Company”) held its annual meeting of shareholders in Edmonton on May 12, 2016. A total of approximately 67,504,213 shares (approximately 71.90% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the meeting are as follows:

1. Election of Directors

Each of the eight nominees listed in the Management Information Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	59,572,687	89.49	6,994,463	10.51
Delores M. Etter	60,421,125	90.77	6,146,025	9.23
Anthony P. Franceschini	66,500,964	99.90	66,186	0.10
Robert J. Gomes	66,415,818	99.77	151,332	0.23
Susan E. Hartman	58,498,911	87.88	8,068,239	12.12
Aram H. Keith	64,348,072	96.67	2,219,078	3.33
Donald J. Lowry	60,641,488	91.10	5,925,662	8.90
Ivor M. Ruste	66,054,648	99.23	512,502	0.77

2. Appointment of Auditors named in the Management Proxy Circular

Ernst & Young LLP, Chartered Accountants, were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
65,310,302	96.75	2,193,911	3.25

3. Non-binding Advisory Vote on Executive Compensation

The Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2016 annual meeting of shareholders.

Votes For	% For	Votes Against	% Against
55,018,431	82.65	11,548,719	17.35

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com or find us on social media.

Investor Contact

Sonia Kirby

Stantec Investor Relations

Ph: (780) 917-7114

sonia.kirby@stantec.com

Design with community in mind